SUB-ITEM 77M(ii):  Mergers

A special meeting (Meeting) of the shareholders of Banknorth Funds (Trust) on behalf of its series, Banknorth Small/Mid Cap Core Fund (Banknorth Fund) was held at 5800 Corporate Drive, Pittsburgh, Pennsylvania 15237-7000, at 10:00 a.m. (Eastern time), on August 27, 2004.

At the Meeting, shareholders approved an Agreement and Plan of Reorganization between the Trust and Federated Equity Funds, on behalf of its series, Federated Kaufmann Fund (Federated Fund), whereby the Federated Fund would acquire all of the assets of the Banknorth Fund in exchange for shares of the Federated Fund to be distributed pro rata by the Banknorth Fund to its shareholders in complete liquidation and termination of the Banknorth Fund (Reorganization). As a result, effective on or about August 27, 2004, each shareholder of the Banknorth Fund became the owner of Federated Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Banknorth Fund.

The Board of Trustees, at its meeting on June 30, 2004, unanimously voted to approve the Reorganization.

The Agreement and Plan of Reorganization for this reorganization is hereby incorporated by reference from the definitive Proxy Statement filed with the SEC on August 20, 2004.

Form N-8f, an Application for Deregistration of Investment Companies, will be filed with the SEC on behalf of the Trust on or about January 15, 2005.

Current as of:  8/18/94